Exhibit 99.1

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Release time	Immediate	Date	22 January 2003

PR279q

Rio Tinto Quarterly Production Report For the Quarter Ending 31 December 2002

•	Iron ore production in 2002 was similar to 2001. Australian iron ore production and shipments continued at high levels in the fourth quarter of 2002. Demand from China remained strong, as did demand for Hamersley's Yandi fines from Japan and Korea. Hamersley established a new annual shipment record of 68.5 million tonnes, exceeding the previous record set in 2000 by two per cent. Production and shipments from Robe in 2002 benefited from the West Angelas mine, which was commissioned in August.

•	Aluminium production in 2002 was four per cent higher than in 2001, due to improved output at all smelters and the acquisition of additional equity interest in the Boyne Island smelter in July 2002. Alumina production was 11 per cent higher in 2002, reflecting the acquisition of increased equity in Queensland Alumina in the third quarter of 2001.

•	Coal production in 2002 was slightly higher than in 2001. Although production from US operations in the fourth quarter was strong at 28.1 million tonnes, annual production of 105.3 million tonnes was one per cent lower in 2002. Production for the year from Australian and Indonesian coal operations was four per cent higher, mainly due to increased output from Kaltim Prima Coal.

•	Mined copper production in 2002 was marginally lower than in 2001. Fourth quarter 2002 production, compared with the equivalent period in 2001, benefited from the higher copper grade at Grasberg and initial output from the Escondida expansion.

•	Mined gold production was 12 per cent lower in 2002 than in 2001, due mainly to lower grades at a number of operations.

•	Diamond production in 2002 was 29 per cent higher than in 2001, due to higher ore grade mined at Argyle.

•	Titanium dioxide feedstock production in 2002 was 11 per cent lower than 2001 as production was curtailed in line with market demand; borates production was down six per cent primarily as a result of inventory management.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Hugh Leggatt	Ian Head
+ 44 (0) 20 7753 2273	+61 (0) 3 9283 3620
Investor Relations	Investor Relations

Peter Cunningham	Dave Skinner
+ 44 (0) 20 7753 2401	+61 (0) 3 9283 3628
Richard Brimelow	Daphne Morros
+ 44 (0) 20 7753 2326	+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD

Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249

REGISTEREDOFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			FULL YEAR		% CHANGE

Principal Commodities		2001 Q4	2002 Q3	2002 Q4	2001	2002	Q4 02 vs Q302	Q4 02 vs Q4 01	2002 vs 2001

Alumina	('000 t)	519	487	479	1,761	1,947	-2%	-8%	11%
Aluminium	('000 t)	196.3	202.0	208.4	765.6	795.4	3%	6%	4%
Borates	('000 t)	134	132	136	564	528	3%	1%	-6%
Coal - Australian and Indonesian	('000 t)	10,311	10,712	11,245	42,269	43,830	5%	9%	4%
Coal - US	('000 t)	28,337	25,385	28,063	106,661	105,320	11%	-1%	-1%
Copper - mined	('000 t)	205.8	214.4	243.8	904.1	887.1	14%	18%	-2%
Copper - refined	('000 t)	100.4	99.0	105.1	361.2	416.9	6%	5%	15%
Diamonds	('000 cts)	7,950	9,046	9,964	26,100	33,620	10%	25%	29%
Gold - mined	('000 ozs)	830	890	814	3,577	3,135	-9%	-2%	-12%
Gold - refined	('000 ozs)	112	123	105	389	488	-15%	-6%	25%
Iron ore	('000 t)	23,462	24,087	22,757	90,566	90,951	-6%	-3%	0%
Titanium dioxide feedstock	('000 t)	341	309	319	1,427	1,274	3%	-6%	-11%

Other Metals & Minerals

Bauxite	('000 t)	2,968	2,984	3,000	11,795	11,724	1%	1%
-1
									%
Lead - mined	('000 t)	9.8	12.7	9.8	38.8	40.4	-23%	0%	4%
Molybdenum	('000 t)	1.6	1.7	1.4	8.1	6.1	-18%	-11%	-25%
Nickel in matte	(tonnes)	1,984	510	2,410	10,170	6,273	373%	21%	-38%
Nickel - refined	(tonnes)	892	987	829	3,719	3,594	-16%	-7%	-3%
Salt	('000 t)	1,322	1,223	1,255	4,248	4,667	3%	-5%	10%
Silver - mined	('000 ozs)	4,272	4,427	4,269	17,703	17,207	-4%	0%	-3%
Silver - refined	('000 ozs)	765	1,178	965	2,882	4,037	-18%	26%	40%
Talc	('000 t)	315	341	318	1,267	1,327	-7%	1%	5%
Tin	(tonnes)	72	-	11	588	169	n/a	-85%	-71%
Uranium	(tonnes)	1,252	1,353	1,311	4,705	4,955	-3%	5%	5%
Zinc - mined	('000 t)	27.1	24.7	24.8	102.5	94.7	0%	-8%	-8%
Zinc - refined	('000 t)	—	—	—	20.4	—	—	—	—

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.

The figures shown for production are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

RIO TINTO QUARTERLY PRODUCTION	Page 2

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RIO TINTO SHARE OF PRODUCTION

	Interest		4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

ALUMINA
Production (’000 tonnes)
Eurallumina	56%		151	141	139	145	142	557	567
Queensland Alumina (a)	39%		368	352	350	342	337	1,204	1,380

Rio Tinto total alumina production			519	492	489	487	479	1,761	1,947

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%		17.5	18.2	17.2	17.6	18.1	71.0	71.1
Bell Bay	100%		40.4	40.3	39.9	41.6	42.1	160.8	163.9
Boyne Island (b)	59%		73.4	67.0	71.0	77.3	79.4	277.5	294.6
Tiwai Point	79%		65.0	65.6	65.9	65.6	68.8	256.2	265.9

Rio Tinto total aluminium production			196.3	191.1	193.9	202.0	208.4	765.6	795.4

BAUXITE
Production (’000 tonnes)
Boké	4%		55	122	121	121	118	469	482
Weipa	100%		2,913	2,759	2,738	2,863	2,882	11,326	11,241

Rio Tinto total bauxite production			2,968	2,881	2,859	2,984	3,000	11,795	11,724

BORATES
Borates (’000 tonnes2O3 content)
Rio Tinto total borate production	100%		134	130	130	132	136	564	528

COAL
Australian coal operations (’000 tonnes
Coal & Allied Industries (c)
Bengalla (d)	30%	S	423	275	493	359	459	1,418	1,587
Hunter Valley Operations	76%	S	1,933	1,419	1,831	1,791	1,716	5,945	6,756
	76%	M	633	767	659	465	640	2,913	2,531
Mount Thorley Operation	61%	S	376	362	340	363	386	1,373	1,451
	61%	M	313	327	295	229	221	1,255	1,073
Moura (d)	0%	S	184	268	139	—	—	867	407
	0%	M	247	323	230	—	—	1,080	552
Narama (d)	0%	S	162	135	—	—	—	789	135
Ravensworth East (d)	0%	S	332	281	—	—	—’	1,096	281
Warkworth (d)	42%	S	463	647	570	582	787	2,070	2,586
	42%	M	57	72	75	66	18	221	231
Pacific Coal:
Blair Athol Coal	71%	S	1,329	2,130	1,846	2,407	2,030	7,546	8,412
Kestrel Coa	80%	S	185	259	322	274	494	962	1,348
	80%	M	287	505	501	383	536	1,654	1,925
Tarong Coal	100%	S	1,333	1,314	1,422	1,254	1,695	5,276	5,685

Total Australian coal			8,256	9,083	8,724	8,172	8,981	34,464	34,960

Indonesian coal operations (’000 tonnes)
Kaltim Prima Coal (e)	50%	S	2,055	1,938	2,128	2,540	2,264	7,806	8,870
US coal operations (’000 tonnes)
Kennecott Energy
Antelope	100%	S	6,038	5,335	6,075	6,452	6,457	22,344	24,319
Colowyo (f)	100%	S	1,271	1,177	1,309	1,229	1,174	5,231	4,889
Cordero Rojo	100%	S	10,453	9,100	8,990	7,474	9,160	39,452	34,724
Decker	50%	S	1,133	1,072	1,046	1,196	1,198	4,255	4,511
Jacobs Ranch	100%	S	7,067	6,869	6,593	7,315	8,007	26,612	28,784
Spring Creek	100%	S	2,375	2,300	2,007	1,719	2,067	8,767	8,093

Total US coal			28,337	25,853	26,020	25,385	28,063	106,661	105,320

Rio Tinto total coal production			38,648	36,874	36,872	36,097	39,307	148,930	149,149

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on site.

Key to coal type: S = Steaming/ thermal coal, M = Metallurgical/ coking coal.
See footnotes on page 6.

RIO TINTO QUARTERLY PRODUCTION	Page 3

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RIO TINTO SHARE OF PRODUCTION (continued)

							FULL	FULL
		4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	Interest	2001	2002	2002	2002	2002	2001	2002

COPPER
Mine production (’000 tonnes)
Alumbrera (g)	25%	12.3	12.8	12.8	11.5	13.9	47.9	50.9
Bingham Canyon	100%	67.2	62.5	64.3	64.4	69.0	312.7	260.2
Escondida	30%	53.2	48.7	61.0	47.9	68.7	232.4	226.3
Grasberg - FCX (h)	15%	21.2	21.0	26.4	30.0	30.1	93.5	107.5
Grasberg - Joint Venture (h)	40%	19.1	28.4	39.1	39.6	40.9	94.4	148.0
Neves Corvo	49%	10.5	9.0	10.8	8.5	9.5	40.6	37.8
Northparkes	80%	11.0	9.5	8.4	6.7	6.1	44.1	30.7
Palabora (i)	49%	11.2	8.6	5.5	6.0	5.6	38.4	25.7

Rio Tinto total mine production		205.8	200.6	228.3	214.4	243.8	904.1	887.1

Refined production (’000 tonnes)
Atlantic Copper (h)	17%	10.7	10.3	10.5	10.2	10.5	39.1	41.5
Escondida	30%	11.4	11.0	11.3	9.3	10.0	45.3	41.6
Kennecott Utah Coppe	100%	67.3	74.9	76.1	68.1	74.6	234.3	293.7
Palabora (i)	49%	11.0	8.0	10.8	11.3	10.0	42.5	40.2

Rio Tinto total refined production		100.4	104.2	108.7	99.0	105.1	361.2	416.9

DIAMONDS
Production (’000 carats)
Argyle (j)	100%	7,929	6,143	8,411	9,013	9,936	26,045	33,503
Merlin	100%	20	34	22	33	28	55	117

Rio Tinto total diamond production		7,950	6,177	8,433	9,046	9,964	26,100	33,620

GOLD
Mine production (’000 ounces)
Alumbrera (g)	25%	47	51	49	40	48	168	188
Barneys Canyo	100%	41	27	22	16	10	140	75
Bingham Canyon	100%	120	125	95	103	89	592	412
Cortez/Pipeline	40%	118	111	118	101	102	475	433
Escondida	30%	8	8	12	7	11	30	38
Grasberg - FCX (h)	15%	70	52	69	131	103	388	355
Grasberg - Joint Venture (h)	40%	199	86	141	208	227	880	662
Greens Creek	70%	15	17	20	18	18	62	72
Kelian	90%	110	103	115	158	109	408	485
Lihir	16%	20	24	25	22	27	105	99
Morro do Ouro	51%	24	28	30	30	27	95	115
Northparkes	80%	9	9	8	9	7	33	33
Peak (g)	100%	25	27	20	30	20	101	97
Rawhide	51%	12	12	11	9	10	52	42
Rio Tinto Zimbabwe	56%	8	6	6	5	4	38	21
Others	—	3	2	2	2	2	10	8

Rio Tinto total mine production		830	687	745	890	814	3,577	3,135

Refined production (’000 ounces)
Kennecott Utah Copper	100%	112	127	133	123	105	389	488

IRON ORE
Production (’000 tonnes)
Channar	60%	1,929	1,517	1,446	1,454	1,940	6,653	6,356
Corumbá	100%	164	104	201	282	271	642	858
Hamersley	100%	15,149	14,653	14,078	15,711	13,121	58,828	57,563
Iron Ore Company of Canada (k) (l)	59%	1,841	1,815	2,189	1,296	1,868	8,169	7,168
Robe River	53%	4,379	4,418	3,686	5,345	5,558	16,274	19,006

Rio Tinto total mine production		23,462	22,507	21,600	24,087	22,757	90,566	90,951

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 6.

RIO TINTO QUARTERLY PRODUCTION	Page 4

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RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

LEAD
Mine production (’000 tonnes)
Greens Creek	70%	3.7	3.7	4.6	3.5	3.8	14.3	15.7
Zinkgruvan	100%	6.1	4.7	4.9	9.2	6.0	24.5	24.7

Rio Tinto total mine production		9.8	8.4	9.5	12.7	9.8	38.8	40.4

MOLYBDENUM
Mine production (’000 tonnes)
Bingham Canyon	100%	1.6	1.7	1.3	1.7	1.4	8.1	6.1

NICKEL
Nickel in matte (tonnes)
Fortaleza	100%	1,984	2,063	1,290	510	2,410	10,170	6,273
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress	56%	892	943	835	987	829	3,719	3,594

SALT
Production (’000 tonnes)
Dampier Salt	65%	1,322	1,103	1,085	1,223	1,255	4,248	4,667

SILVER
Mine production (’000 ounces)
Bingham Canyon	100%	1,042	1,032	924	866	841	4,475	3,663
Escondida	30%	212	209	244	182	259	959	894
Grasberg - FCX (h)	15%	141	151	201	233	219	700	804
Grasberg - Joint Venture (h)	40%	193	115	193	264	470	641	1,043
Greens Creek	70%	1,809	1,960	2,029	1,955	1,724	7,703	7,668
Zinkgruvan	100%	427	324	302	545	383	1,496	1,554
Others	—	447	401	425	383	372	1,729	1,582

Rio Tinto total mine production		4,272	4,192	4,318	4,427	4,269	17,703	17,207

Kennecott Utah Copper
Refined production (’000 ounces)	100%	765	790	1,104	1,178	965	2,882	4,037

TALC
Production (’000 tonnes)
Luzenac Group	99.9%	315	322	346	341	318	1,267	1,327

TIN
Mine production (tonnes)
Neves Corvo	49%	72	123	36	—	11	588	169

TITANIUM DIOXIDE FEEDSTOCK
Production (’000 tonnes)
Rio Tinto Iron & Titanium	100%	341	328	318	309	319	1,427	1,274

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	790	650	668	773	977	2,880	3,068
Palabora (i)	49%	—	—	—	—	—	15	—
Rössing	69%	462	510	463	580	335	1,811	1,887

Rio Tinto total uranium production		1,252	1,160	1,131	1,353	1,311	4,705	4,955

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.
See footnotes on page 6.

RIO TINTO QUARTERLY PRODUCTION	Page 5

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RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	10.5	11.4	12.4	11.1	11.9	40.7	46.7
Zinkgruvan	100%	16.6	11.1	10.4	13.6	12.9	61.8	48.0

Rio Tinto total mine production		27.1	22.5	22.8	24.7	24.8	102.5	94.7

Refined production ('000 tonnes)
Norzink (k)	0%	—	—	—	—	—	20.4	—

(a)	Comalco increased its holding in Queensland Alumina Limited from 30.3% to 38.6%, with effect from September 2001.
(b)	Comalco acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.
(c)	Rio Tinto increased its stake in Coal & Allied from 70.9% to 72.7% during March 2001 and to 75.7% on 17 September 2002.
(d)	Production data are shown from 29 January 2001, the effective date of Coal & Allied's acquisition of the Australian coal businesses of the Peabody Group. Effective on the same date, Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.
On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(e)	Rio Tinto has a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share.
(f)	Kennecott Energy has a partnership interest in the Colowyo mine, but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(g)	Rio Tinto signed a non-binding letter of intent on 15 January 2003 to sell its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine.
(h)	Through its interest in Freeport-McMoRan-Copper& Gold (FCX), Rio Tinto had, as of 31 December 2002, a 15.0% share in the Grasberg mine and a 16.5% share in Atlantic Copper. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separatelyin the above tables, to 40% of additional material mined as a consequence of the expansion of the Grasberg facilities in 1998.
(i)	In July 2001, Rio Tinto increased its holding in Palabora from 48.6% to 49.2%.
(j)	Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(k)	During the first half of 2001, Rio Tinto acquired 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(l)	Rio Tinto increased its shareholding in Iron Ore Company Canada from 56.1% to 58.7% on 20 December 2002
(m)	Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

RIO TINTO QUARTERLY PRODUCTION

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

ALUMINIUM
Anglesey Aluminium
Total production at Anglesey Aluminium (Rio Tinto 51%) in the UK.
(100% basis)
Aluminium hot metal production (’000 tonnes)	34.2	35.7	33.7	34.4	35.6	139.3	139.3

Comalco

Total production at Weipa (Rio Tinto 100%) in Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Italy; Queensland Alumina (Rio Tinto 38.6%(a)) in Australia; Bell Bay (Rio Tinto 100%) in Australia; Boyne Island (Rio Tinto 59.4%(b)) in Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.

(100% basis)
Weipa mine, Queensland
Beneficiated bauxite production (’000 tonnes)	2,913	2,759	2,738	2,863	2,882	11,326	11,241
Metal grade bauxite shipments (’000 tonnes)	2,831	2,730	2,783	2,737	2,882	11,008	11,132
Calcined bauxite production (’000 tonnes)	23	49	41	22	146	146	142
Boké mine
Bauxite production (’000 tonnes)	2,790	2,857	2,884	3,176	3,113	11,987	12.030
Eurallumina, Sardinia
Alumina production (’000 tonnes)	269	251	248	259	253	993	1,010
Queensland Alumina, Queensland (a)
Alumina production (’000 tonnes)	953	911	906	884	873	3,624	3,574
Bell Bay, Tasmania
Primary aluminium production (’000 tonnes)	40.4	40.3	39.9	41.6	42.1	160.8	163.9
Boyne Island, Queensland (b)
Primary aluminium production (’000 tonnes)	131.5	125.1	130.2	133.1	131.8	508.4	520.2
Tiwai Point
Primary aluminium production (’000 tonnes)	81.2	82.4	82.5	84.3	84.7	322.3	333.9

Sales of aluminium attributable to Comalco (’000 tonnes)	165.4	177.4	178.9	174.4	187.7	689.9	718.4

(a)	Comalco increased its shareholding in Queensland Alumina Limited from 30.3% to 38.6% with effect from September 2001.
(b)	Comalco acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.

Weipa production in 2002 was marginally lower than in 2001, largely reflecting reduced demand for traded bauxite.

2002 alumina production at Queensland Alumina was slightly lower than in 2001, reflecting the use of a low silica monohydrate bauxite which requires less caustic soda. Production was also affected by unexpected boiler and power outages in the second half of 2002.

In 2002, aluminium production at all smelters increased compared with 2001 reflecting improved production efficiencies and increased cell availability. Boyne Island production in the fourth quarter of 2002 was slightly below the third quarter of 2002 due to a high anode changeout rate and lower current efficiency.

Aluminium sales for 2002 were markedly higher than in 2001, reflecting increased smelter production levels, a reduction in inventory build up that occurred in the fourth quarter of 2001 and additional metal entitlements from the acquisition of an additional interest in the Boyne Island smelter in the third quarter of 2002.

BORATES
Rio Tinto Borax

Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.

(100% basis)
Borates (’000 tonnes) (a)	134	130	130	132	136	564	528

(a) Production is expressed as B2O3 content.

Production during 2002 returned to normal levels following high production in the first part of 2001 for inventory management purposes.

RIO TINTO QUARTERLY PRODUCTION	Page 7

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OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2001	2002	2002	2002	2002	2001	2002

COAL

Coal & Allied Industries Limited(a)

Total production and sales from the Bengalla mine (Rio Tinto 30%); Hunter Valley Operations (Rio Tinto 76%); the Mount Thorley Operations (Rio Tinto 61%); the Narama mine (Rio Tinto 0%); the Ravensworth East mine (Rio Tinto 0%) and the Warkworth mine (Rio Tinto 42%), all in New South Wales, and the Moura mine (Rio Tinto 0%) in Queensland, Australia.

(100% basis)
Bengalla mine (b)
Thermal coal production (’000 tonnes)	1,454	944	1,696	1,228	1,517	4,894	5,385
Hunter Valley Operations
Thermal coal production (’000 tonnes)	2,659	1,951	2,518	2,448	2,266	8,209	9,183
Semi-soft coking coal production (’000 tonnes)	871	1,055	907	636	845	4,034	3,442
Mount Thorley Operations
Thermal coal production (’000 tonnes)	648	623	584	621	637	2,376	2,465
Semi-soft coking coal production (’000 tonnes)	540	562	508	392	365	2,171	1,827
Moura mine (b) (c)
Thermal coal production (’000 tonnes)	459	670	348	—	—	2,175	1,018
Semi-soft coking coal production (’000 tonnes)	438	577	377	—	—	2,275	954
Coking coal production (’000 tonnes)	179	230	197	—	—	438	427
Narama mine (b) (c)
Thermal coal production (’000 tonnes)	445	370	—	—	—	2,177	370
Ravensworth East mine (b) (c)
Thermal coal production (’000 tonnes)	457	387	—	—	—	1,511	387
Warkworth mine (b)
Thermal coal production (’000 tonnes)	1,145	1,602	1,411	1,430	1,871	5,141	6,314
Semi-soft coking coal production (’000 tonnes)	140	178	186	162	42	550	568
Total Coal & Allied

Total coal production (’000 tonnes)	9,435	9,149	8,732	6,915	7,544	35,951	32,340

Total sales (’000 tonnes) (d)	9,503	8,786	8,425	6,851	7,486	35,713	31,549

(a)	Rio Tinto increased its stake in Coal & Allied from 70.9% to 72.7% during March 2001 and to 75.7% on 17 September 2002.
(b)
Coal & Allied purchased the Australian coal businesses of the Peabody Group (see note (c)) effective 29 January 2001. Effective on the same date Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.

(c)	The sale of Coal & Allied's share of Narama and Ravensworth was completed on 14 March 2002. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002.
(d)	Sales relate only to coal mined by the operations and exclude traded coal.

Coal production for the fourth quarter of 2002 was down compared with the fourth quarter of 2001, reflecting the sale of the Ravensworth East, Narama and Moura mines. Production at the remaining mines increased, specifically at Bengalla and Warkworth in the fourth quarter of 2002, when compared with the third quarter of 2002. The increase in coal production at Bengalla was due to the mining sequence. At Warkworth, the increase was due to increased bypass coal production. Production from Hunter Valley Operations reflected the decision to reduce production in the second half of 2002 to align better to market conditions.

Kaltim Prima Coal

Total production and shipments from Kaltim Prima Coal (Rio Tinto 50%) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (e) on page 6).

(100% basis)
Thermal coal:
Production ('000 tonnes)	4,110	3,877	4,256	5,080	4,527	15,611	17,740
Shipments ('000 tonnes)	4,505	3,859	3,546	4,871	4,911	15,641	17,187

Production at Kaltim Prima Coal in 2002 was 14% above production in 2001. The increase was due to better performance of major equipment and increased overland conveyor capacity.

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OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2001	2002	2002	2002	2002	2001	2002

COAL (continued)

Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Cordero Rojo (Rio Tinto 100%) in Wyoming; Jacobs Ranch (Rio Tinto 100%) in Wyoming; Spring Creek (Rio Tinto 100%) in Montana; Decker (Rio Tinto 50%) in Montana and Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility - (see footnote (f) on page 6).

(100% basis)
Antelope mine
Thermal coal production ('000 tonnes)	6,038	5,335	6,075	6,452	6,457	22,344	24,319
Colowyo mine
Thermal coal production ('000 tonnes)	1,271	1,177	1,309	1,229	1,174	5,231	4,889
Cordero Rojo mine
Thermal coal production ('000 tonnes)	10,453	9,100	8,990	7,474	9,160	39,452	34,724
Decker mine
Thermal coal production ('000 tonnes)	2,266	2,143	2,092	2,391	2,395	8,510	9,021
Jacobs Ranch mine
Thermal coal production ('000 tonnes)	7,067	6,869	6,593	7,315	8,007	26,612	28,784
Spring Creek mine
Thermal coal production ('000 tonnes)	2,375	2,300	2,007	1,719	2,067	8,767	8,093
Total Kennecott Energy

Total coal production ('000 tonnes)	29,470	26,924	27,066	26,580	29,260	110,916	109,830

Cordero Rojo's 2002 production suffered due to unusually heavy rainfall combined with highwall instability issues.

Pacific Coal

Total production and sales from the Blair Athol Coal mine (Rio Tinto 71.2%), the Kestrel Coal mine (Rio Tinto 80%) and the Tarong Coal mine (Rio Tinto 100%) all in Queensland, Australia.

(100% basis)
Blair Athol Coal mine
Thermal coal:
Production ('000 tonnes)	1,865	2,990	2,591	3,379	2,849	10,592	11,809
Sales ('000 tonnes)	1,814	3,549	2,429	3,413	2,913	10,310	12,304
Kestrel Coal mine
Thermal coal:
Production ('000 tonnes)	231	323	403	342	617	1,202	1,685
Sales ('000 tonnes)	225	100	169	101	135	645	505
Coking coal:
Production ('000 tonnes)	359	631	626	479	670	2,068	2,406
Sales ('000 tonnes)	312	298	456	330	394	1,644	1,478
Semi-hard coking coal: (a)
Sales ('000 tonnes)	457	196	485	567	380	1,235	1,628
Tarong Coal mine
Thermal coal:
Production ('000 tonnes)	1,333	1,314	1,422	1,254	1,695	5,276	5,685
Sales ('000 tonnes)	1,474	1,242	1,273	1,404	1,503	5,321	5,422
Total Pacific Coal

Total coal production ('000 tonnes)	3,788	5,258	5,042	5,453	5,831	19,138	21,585

(a) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Sales at Blair Athol were higher in 2002 than in 2001, due to the second half of 2001 being affected by port and rail capacity restrictions.

Kestrel production for 2002 compared favourably with 2001, with longwall equipment reliability issues resolved and improved mining conditions in the second and fourth quarters. Production in the third quarter of 2002 was affected by a longwall changeover and associated commissioning.

Tarong production was higher in 2002 than 2001, as stockpiles were increased in anticipation of demand from the new Tarong North power station.

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

COPPER & GOLD

Alumbrera

Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 25% (a)) in Argentina.

(100% basis)
Ore treated (’000 tonnes)	7,142	7,145	7,676	8,033	8,704	29,181	31,558
Average ore grades:
Copper (%)	0.74	0.76	0.75	0.62	0.69	0.72	0.70
Gold (g/t)	1.05	1.11	1.02	0.78	0.85	0.95	0.93

Concentrates produced (’000 tonnes)	178.3	183.4	187.4	168.0	204.7	690.5	743.5

Copper in concentrates:
Production (’000 tonnes)	49.2	51.0	51.2	45.9	55.6	191.6	203.7
Sales (’000 tonnes)	53.6	50.9	49.0	41.1	53.0	187.8	194.0

Production of gold in concentrates (’000 ounces)	178	188	183	148	176	637	694
Production of gold in doré (’000 ounces)	10	15	15	13	17	36	60
Total gold sales (’000 ounces)	200	202	191	148	187	657	729

(a) see note (g) on page 6.

Escondida

Total production at the Escondida mine (Rio Tinto 30%) in Chile.

(100% basis)
Sulphide ore treated (’000 tonnes)	10,060	10,452	11,312	10,141	14,631	43,042	46,536
Average copper grade (%)	1.72	1.53	1.74	1.45	1.59	1.81	1.58
Mill production (metals in concentrates):
Contained copper (’000 tonnes)	144.4	134.9	170.3	125.6	191.8	643.1	622.6
Contained gold (’000 ounces)	28	27	41	23	35	101	126
Contained silver (’000 ounces)	705	698	813	606	864	3,198	2,981

Oxide ore treated (’000 tonnes)	3,225	3,054	3,240	3,316	3,164	12,241	12,774
Average copper grade (%)	1.01	0.91	1.02	1.03	1.18	1.07	1.04
Contained copper in leachate/mined material (’000 tonnes)	33	28	33	34	37	132	132

Refined production:
Oxide plant production (’000 tonnes)	38.1	36.8	37.5	31.1	33.3	151.0	138.7

Escondida mill production for the fourth quarter of 2002 reflected the start up of the new Laguna Seca concentrator. Lower ore grades during the year were in line with the previously announced plan to reduce copper production at Escondida.

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

COPPER & GOLD (continued)

Freeport-McMoRan Copper & Gold

Total production and sales at the Grasberg mine (Rio Tinto 15.0%(a)) in Papua, Indonesia, and the Atlantic Copper smelter (Rio Tinto 16.5%) in Spain.

(100% basis)
Grasberg mine
Ore treated (’000 tonnes)	21,780	21,979	21,806	20,220	21,996	86,787	86,001
Average mill head grades:
Copper (%)	0.89	0.90	1.14	1.31	1.23	1.00	1.14
Gold (g/t)	1.03	0.73	0.98	1.85	1.44	1.41	1.24
Silver (g/t)	2.99	2.76	3.63	4.01	4.05	3.20	3.60
Production of metals in concentrates:
Copper in concentrates (’000 tonnes)	167.8	167.9	215.1	239.8	241.6	749.4	864.4
Gold in concentrates (’000 ounces)	693	432	599	1,086	913	3,596	3,030
Silver in concentrates (’000 ounces)	1,184	1,120	1,532	1,822	1,928	5,545	6,402

Sales of payable metals in concentrates: (b)
Copper in concentrates (’000 tonnes)	166.6	161.7	194.2	242.6	234.6	726.1	833.2
Gold in concentrates (’000 ounces)	700	420	516	1,096	902	3,499	2,934
Silver in concentrates (’000 ounces)	934	863	1,090	1,476	1,487	4,280	4,916

(a)	See note(h)on page 6 for details of Rio Tinto's 15.0% interest in Grasberg and 40% interest in the expansion.
(b)	Net of smelter deductions.

In the fourth quarter of 2002, copper production and sales were similar to the third quarter of 2002. Gold production and sales declined in the fourth quarter of 2002 because of lower average mill head grades compared with the third quarter of 2002. Copper and gold production and sales for the fourth quarter of 2002 were much improved, when compared with the fourth quarter of 2001, because of higher average mill head grades.

Atlantic Copper smelter
Concentrates and scrap smelted (’000 tonnes)	250.2	258.3	242.5	258.2	257.7	891.1	1,016.7
Copper anodes produced (’000 tonnes) (c)	76.8	77.2	69.0	74.6	77.2	280.0	298.0
Copper cathodes produced (’000 tonnes)	64.3	61.8	63.6	61.5	63.5	235.3	250.5
Copper cathode sales (’000 tonnes) (d)	66.7	61.6	63.7	62.2	65.0	249.4	252.4

(c)	New metal excluding recycled material.
(d)	Refers to copper cathode and wire rod sales.

Atlantic Copper reported record annual concentrates and scrap smelted and record copper anodes production for the full year 2002.

Kelian Equatorial Mining

Total production and sales from the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)
Ore treated (’000 tonnes)	1,893	1,716	1,857	1,787	1,953	7,002	7,313
Average ore grades:
Gold (g/t)	2.71	2.62	2.71	3.83	2.66	2.69	2.95
Silver (g/t)	5.42	4.92	5.09	5.92	4.55	5.76	5.11
Production:
Gold (’000 ounces)	123	114	128	176	121	453	539
Silver (’000 ounces)	85	88	89	96	75	338	348
Sales:
Gold (’000 ounces)	134	109	125	154	154	466	542
Silver (’000 ounces)	—	—	256	129	115	190	500

Ore treated in the fourth quarter of 2002 was higher than in the previous quarter due to increased plant availability. Maintenance was performed on cracking in the ball mill shell during the third quarter. Gold grade and production was lower in the fourth quarter of 2002 than in the previous quarter due to a reduction in the percentage of high grade ore feed direct from the pit.

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

COPPER & GOLD (continued)
Kennecott Minerals Company

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)
Cortez/Pipeline mine
Ore treated
Milled (’000 tonnes)	829	825	837	873	868	3,199	3,403
Leached (’000 tonnes)	3,797	3,804	2,339	1,770	2,924	15,554	10,837
Sold for roasting (’000 tonnes)	101	102	96	13	82	390	293
Average ore grade: gold
Milled (g/t)	9.23	8.29	8.19	7.17	6.14	8.81	7.43
Leached (g/t)	1.00	1.10	0.99	0.98	1.00	1.10	1.03
Sold for roasting (g/t)	7.84	8.50	8.77	7.96	8.66	10.34	8.61
Gold produced (’000 ounces)	295	278	296	252	256	1,188	1,082

Ore treatment rates and grades varied according to areas being mined and ore type. Roast ore sales resumed in November 2002 under new contract terms, after being suspended in July 2002. The new 1.6 million square metre leach pad and carbon plant began operations during the third quarter, with ore placement increasing over time.

Greens Creek mine
Ore treated (’000 tonnes)	157	160	167	168	170	597	665
Average ore grades:
Gold (g/t)	6.36	6.51	7.57	6.93	6.81	6.65	6.96
Silver (g/t)	673	722	688	701	595	746	676
Zinc (%)	11.7	12.5	13.3	11.8	12.4	12.1	12.5
Lead (%)	4.6	4.7	5.3	4.4	4.4	4.8	4.7
Metals produced in concentrates:
Gold (’000 ounces)	22	24	29	25	25	88	103
Silver (’000 ounces)	2,575	2,789	2,887	2,782	2,454	10,964	10,912
Zinc (’000 tonnes)	14.9	16.2	17.6	15.8	16.9	58.0	66.5
Lead (’000 tonnes)	5.2	5.3	6.6	5.0	5.4	20.3	22.3

Mill throughput continued to increase in the fourth quarter of 2002 due to optimization efforts. Zinc concentrate production increased as efforts were focused on the reduction of outstanding customer commitments. Cemented backfill placement continued to increase in the fourth quarter of 2002. Silver grades declined in the fourth quarter of 2002 due to mine sequencing.

Rawhide mine
Ore treated (’000 tonnes)	1,433	1,407	1,313	1,330	1,335	5,723	5,385
Average ore grades:
Gold (g/t)	0.86	1.03	1.11	1.01	0.69	0.96	0.96
Silver (g/t)	15.9	14.2	14.8	14.4	13.3	16.4	14.2
Metals produced in doré:
Gold (’000 ounces)	24	23	22	18	19	101	82
Silver (’000 ounces)	175	193	212	149	134	730	688

Gold and silver grades dropped as a result of the completion of mining in mid October 2002, with lean ore stockpile material being processed thereafter. Ore processing rates varied due to continued ore extraction constraints in the final benches of the mine, ore hardness and maintenance requirements. Lower gold and silver production was the result of higher stacking, lowered pad permeability and the temporary reduction of available area for leach until stacking is complete.

RIO TINTO QUARTERLY PRODUCTION	Page 12

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

COPPER & GOLD (continued)
Kennecott Utah Copper

Total production at Kennecott's Barneys Canyon mine (Rio Tinto 100%) and Bingham Canyon mine, smelter and refinery (Rio Tinto 100%) both in Utah, US.

Barneys Canyon mine
Ore treated (’000 tonnes)	432	102	---	---	---	2,000	102
Average ore grade: gold (g/t)	3.15	1.17	---	---	---	3.33	1.17
Gold produced in doré and concentrates (’000 ounces)	41	27	22	16	10	140	75

Gold production in the fourth quarter of 2002 was lower than in the third quarter of 2002 and the fourth quarter of 2001 principally due to timing of flows from the heap leach pads. Mining operations ceased in December 2001. Crushing operations have ceased as inventory has been liquidated.

Bingham Canyon mine
Ore treated (’000 tonnes)	10,203	9,999	9,840	10,256	10,625	48,566	40,720
Average ore grade:
Copper (%)	0.73	0.69	0.70	0.67	0.71	0.73	0.69
Gold (g/t)	0.55	0.57	0.41	0.43	0.36	0.54	0.44
Silver (g/t)	3.99	3.93	3.50	3.22	3.02	3.67	3.42
Molybdenum (%)	0.035	0.039	0.034	0.037	0.026	0.042	0.034
Copper concentrates produced (’000 tonnes)	239	219	251	243	279	1,108	992
Average concentrate grade (% Cu)	28.0	28.5	25.5	26.5	24.6	28.1	26.2
Production of metals in copper concentrates:
Copper (’000 tonnes) (a)	67.2	62.5	64.3	64.4	69.0	312.7	260.2
Gold (’000 ounces)	120	125	95	103	89	592	412
Silver (’000 ounces)	1,042	1,032	924	866	841	4,475	3,663
Molybdenum concentrates produced (’000 tonnes):	2.8	3.0	2.5	3.1	2.6	14.5	11.2
Molybdenum in concentrates (’000 tonnes)	1.6	1.7	1.3	1.7	1.4	8.1	6.1
Kennecott smelter & refinery
Copper concentrates smelted (’000 tonnes)	271	258	279	259	300	975	1,096
Copper anodes produced (’000 tonnes) (b)	76.0	76.7	74.6	63.4	79.0	244.2	293.7
Production of refined metal:
Copper (’000 tonnes)	67.3	74.9	76.1	68.1	74.6	234.3	293.7
Gold (’000 ounces) (c)	112	127	133	123	105	389	488
Silver (’000 ounces) (c)	765	790	1,104	1,178	965	2,882	4,037
(a)	Includes a small amount of copper in precipitates.
(b)	New metal excluding recycled material.
(c)	Includes gold and silver in intermediate products.

Mine production of all products for 2002 was less than in 2001 principally due to lower throughput associated with the June 2001 closure of the North Concentrator and lower ore grades. Fourth quarter 2002 mine production of copper was higher than in the fourth quarter of 2001. Higher throughput and recovery more than offset lower copper ore grade. Compared with the third quarter of 2002, copper output was higher due to better grade and higher throughput. As previously announced, by-product grades at KUC will be significantly lower in 2003. This decrease in grades started in the fourth quarter of 2002.

Smelter and refinery performance improved in the fourth quarter and for the year 2002 compared with the same periods in 2001 due largely to higher plant availability. Compared with the third quarter of 2002, copper output was also higher due largely to favourable plant availability following a short maintenance shutdown in August. Silver output for the fourth quarter of 2002 was lower than in the same period of 2001 due to lower ore grade and timing of output from in-process inventories. Silver output for the year 2002 was higher than 2001 largely due to favourable output from in-process inventories. Gold and silver output was lower than in the third quarter of 2002 due to lower ore grades and timing of inventory flows.

Lihir Gold
Total production at the Lihir gold mine (Rio Tinto 16.3%) in Papua New Guinea.

(100% basis)
Ore treated (’000 tonnes)	827	905	968	891	1,063	3,619	3,828
Average ore grade: gold (g/t)	5.43	5.50	5.64	5.25	5.44	6.18	5.46
Gold produced (’000 ounces) (a)	123	148	154	138	168	648	607

(a) Gold production represents quantity of gold poured.

Increased gold production for the fourth quarter of 2002 resulted from improved recoveries, plant reliability and increased throughput, following the commissioning of the pebble crusher.

RIO TINTO QUARTERLY PRODUCTION	Page 13

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

COPPER & GOLD (continued)

Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80%) in New South Wales, Australia.

(100% basis)
Sulphide ore treated (’000 tonnes)	1,444	1,397	1,399	1,237	1,331	5,425	5,364
Average ore grade:
Copper (%)	1.12	1.00	0.91	0.81	0.69	1.16	0.86
Gold (g/t)	0.32	0.34	0.34	0.41	0.31	0.32	0.35

Copper concentrates produced (’000 tonnes)	36.2	30.2	29.9	23.0	20.1	144.2	103.2

Contained copper in concentrates:
Saleable production (’000 tonnes)	13.8	11.9	10.5	8.4	7.6	55.1	38.4
Sales (’000 tonnes) (a)	10.5	10.4	8.9	5.9	4.7	44.7	29.9

Contained gold in concentrates:
Saleable production (’000 ounces)	10.8	11.3	10.1	11.0	8.4	41.5	40.8
Sales (’000 ounces) (a)	8.2	10.4	7.7	6.6	6.0	31.6	30.7

(a) Rio Tinto's 80% share of material from the Joint Venture.

The decline in copper production for 2002 was in line with the operation's mining strategy and the near completion of ore extraction from the first Lift of the E26 orebody. Production in the second half was also affected by a failure of the automated hoisting system and lower development ore being processed from the Lift 2 development due to ground stability delays. Both issues resulted in a higher portion of low copper grade open cut stockpiled ore being fed through the mill, though at a higher gold content.

Palabora

Total production at the Palabora mine, smelter and refinery (Rio Tinto 49.2%(a)) in South Africa.

(100% basis)
Palabora mine
Ore treated (’000 tonnes)	3,555	2,558	2,005	2,722	2,648	14,522	9,933
Average ore grade: copper (%)	0.72	0.77	0.66	0.54	0.56	0.66	0.63
Copper concentrates produced (’000 tonnes)	66.3	55.8	35.9	40.5	35.7	233.5	167.9
Average concentrate grade: copper (%)	34.3	31.4	31.2	29.9	31.9	33.6	31.1
Copper in concentrates (’000 tonnes)	22.8	17.5	11.2	12.1	11.4	78.4	52.2
Palabora smelter/refinery
New concentrate smelted on site (’000 tonnes)	70.7	65.7	64.5	68.7	59.7	310.4	258.6
New copper anodes produced (’000 tonnes) (b)	16.7	17.8	23.1	22.5	18.9	85.0	82.3
Refined new copper produced (’000 tonnes)	22.2	16.2	22.0	23.0	20.4	86.9	81.6
By-products:
Magnetite concentrate (’000 tonnes)	59	51	49	31	40	201	172
Uranium oxide (tonnes)	—	—	—	—	—	31	—
Baddeleyite (several grades) (’000 tonnes)	—	—	—	—	—	4.0	—
Refined nickel sulphate (tonnes)	74	73	88	67	85	245	314
Vermiculite plant
Vermiculite produced (’000 tonnes)	42.1	44.0	57.1	62.5	59.8	160.3	223.5
(a)	Rio Tinto increased its holding in Palabora from 48.6% to 49.2% in July 2001.
(b)	Contained copper in anodes; anode production includes a small amount produced from purchased material.

Ore production was maintained during the fourth quarter of 2002 following continued successful scavenging of the main access ramps in the open pit. For 2002, new copper in concentrate production declined on account of the delayed ramp up in output from the new underground mine. The shortfall in concentrate was partially covered by the processing of smelter secondaries and low grade concentrate stockpiles. This resulted in a low average smelter feed grade of 29.7% for the year. Anode copper production was supplemented by the importation of small quantities of concentrate and scrap copper. Refined copper production declined in line with the lower smelter throughput.

Magnetite production improved during the fourth quarter of 2002 following replacement of the regrind mills with a new scalping circuit. Vermiculite production was higher than in the comparable quarter of 2001, due to higher availability of plant and heavy equipment. Uranium and baddeleyite production ceased with the closure of the heavy minerals plant in August 2001.

RIO TINTO QUARTERLY PRODUCTION	Page 14

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OPERATIONAL DATA

						FULL	FULL
	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	2001	2002	2002	2002	2002	2001	2002

COPPER & GOLD (continued)

Peak Gold Mine

Total production and sales from the Peak Gold Mine (Rio Tinto 100%(a)) in New South Wales, Australia.

Ore treated (’000 tonnes)	153	157	151	159	144	594	610
Average ore grades:
Gold (g/t)	5.57	5.81	4.74	6.33	5.13	5.88	5.52
Silver (g/t)	5.94	3.16	3.16	2.79	3.09	9.91	3.05
Copper (%)	0.47	0.44	0.28	0.21	0.21	0.43	0.29
Lead (%)	0.50	0.29	0.21	0.22	0.15	0.80	0.22
Zinc (%)	0.77	0.42	0.19	0.35	0.13	1.44	0.28
Bullion produced (’000 ounces)	25	27	23	32	23	120	105
Containing:
Gold (’000 ounces)	23	25	18	29	20	92	92
Silver (’000 ounces)	1	2	3	5	3	24	12
Gold recovered in concentrates (’000 ounces)	2	2	2	1	0	9	5

Total gold production (’000 ounces)	25	27	20	30	20	101	97

Bullion sales (fine gold) (’000 ounces)	23	27	18	26	22	91	93
Copper in concentrate (’000 tonnes):
Production	0.2	0.2	0.1	0.0	0.0	0.9	0.4
Sales	1.1	—	—	0.8	0.2	1.1	1.0
Lead/zinc in concentrate (’000 tonnes):
Production	0.2	—	—	—	—	4.6	—
Sales	1.4	0.9	—	—	—	6.1	—

(a) see note (g) on page 6.

Rio Tinto Brasil Limitada

Total production at the Morro do Ouro gold mine (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)
Morro do Ouro mine
Ore treated (’000 tonnes)	4,567	4,692	4,722	4,406	4,544	16,488	18,364
Average ore grade: gold (g/t)	0.42	0.48	0.49	0.55	0.48	0.45	0.50
Refined gold produced (’000 ounces)	47	55	59	59	52	187	225

Production increased from 2001 levels due to increased plant availability and improved head grades.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe's gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Cam Dump reprocessing
Ore treated (’000 tonnes)	—	—	—	—	—	499	—
Average ore grade: gold (g/t)	—	—	—	—	—	1.39	—
Total gold produced (’000 ounces)	—	—	—	—	—	5	—
Patchway mine (a)
Ore treated (’000 tonnes)	24	23	21	24	15	98	84
Average ore grade: gold (g/t)	4.62	4.41	3.47	2.53	2.01	4.49	3.19
Total gold produced (’000 ounces)	3	3	2	2	1	12	7
Renco mine
Ore treated (’000 tonnes)	69	61	65	63	65	263	253
Average ore grade: gold (g/t)	5.95	5.03	4.68	3.95	3.46	6.80	4.27
Total gold produced (’000 ounces)	11	8	9	7	7	50	31
Total Rio Tinto Zimbabwe

Total gold produced (’000 ounces)	14	11	11	9	8	67	38

(a) Includes low grade material.

Production ceased at Cam Dump in June 2001.

RIO TINTO QUARTERLY PRODUCTION	Page 15

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

COPPER & GOLD (continued)

Somincor

Total production at the Neves Corvo mine (Rio Tinto 49%) in Portugal.

(100% basis)
Neves Corvo mine
Total ore treated (’000 tonnes) (a)	484	453	475	406	423	2,021	1,756
Of which, treated to extract tin (’000 tonnes)	25	8	7	—	2	190	16
Average ore grades:
Copper (%)	5.07	4.85	5.26	4.87	5.23	4.81	5.06
Tin (%)	1.21	4.52	2.09	—	2.87	1.58	3.31
Copper production:
Copper concentrates produced (’000 tonnes)	88.1	74.6	90.8	72.3	81.7	344.3	319.4
Copper concentrate grade: copper (%)	24.2	24.8	24.3	23.9	23.7	24.1	24.2
Copper in concentrates produced (’000 tonnes)	21.3	18.5	22.1	17.3	19.4	82.9	77.2
Tin production:
Tin concentrates produced (’000 tonnes)	0.2	0.4	0.1	—	0.0	2.1	0.6
Tin concentrate grade: tin (%)	61.0	62.2	60.5	—	72.9	57.4	62.4
Tin in concentrates produced (’000 tonnes)	0.1	0.3	0.1	—	0.0	1.2	0.3

(a) Total ore treated for both copper and tin production.

Tin production declined in the second half of 2002 due to the low availability of tin ore.

DIAMONDS

Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto 100%(a)) in Western Australia.

(100% basis)
Ore processed (’000 tonnes):
AK1 ore	2,524	2,501	2,519	2,558	2,525	10.313	10,103
Alluvial ore	980	882	780	851	348	4,190	2,862

Total ore processed	3,504	3,383	3,299	3,409	2,873	14,503	12,965

Diamonds recovered (’000 carats):
AK1	7,739	5,878	8,241	8,599	9,482	25,225	32,200
Alluvial	206	277	174	414	455	873	1,319

Total produced	7,945	6,155	8,415	9,013	9,936	26,097	33,519

(a) Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.

Ore processed from the AK1 pit was in line with previous quarters, while carats produced reflected higher ore grade, in accordance with mining schedules. Alluvial ore throughput reflected the cessation of mining activities due to the lack of economic ore blocks. Future mining activity is pending the conclusion of a participative agreement with Traditional Owners and the Kimberley Land Council to access new prospective ore blocks. Alluvial carat production for 2002 reflected the processing of higher grade ore blocks compared with 2001.

Merlin

Rio Tinto share of production from the Merlin mine (Rio Tinto 100%) in the Northern Territory, Australia.

Ore processed (’000 tonnes)	135	191	195	184	217	431	787
Diamonds recovered (’000 carats)	20	34	22	33	28	55	117

Ore processed was higher than in previous quarters reflecting higher processing rates arising from favourable ore types. Carats recovered were lower than in the previous quarter, reflecting lower grade ore in accordance with planned mining sequences.

RIO TINTO QUARTERLY PRODUCTION	Page 16

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

IRON ORE

Hamersley Iron

Total production and shipments are for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%) all in Western Australia.

(100% basis)
Saleable iron ore produced (’000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Brockman and Yandicoogina	15,149	14,653	14,078	15,711	13,121	58,828	57,563
Channar	3,215	2,528	2,409	2,423	3,233	11,088	10,594

Total production	18,364	17,181	16,487	18,134	16,354	69,916	68,157

Total shipments (’000 tonnes)	16,831	13,179	16,984	19,284	19,029	65,357	68,475

Fourth quarter 2002 production was 11% lower than in the same period last year. However, 2002 yielded third quarter, fourth quarter and full year shipment records, reflecting continued strong demand for Hamersley product, mostly driven by strong sales to China and by sales of Yandi fines to Japan and Korea. 2002 production was 2.5% lower overall than in 2001.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 58.7%(a)) in Newfoundland & Labrador and Quebec in Canada.

(100% basis)
Carol Lake operations
Saleable production:
Concentrates (’000 tonnes)	717	589	1,568	532	494	3,004	3,183
Pellets (’000 tonnes)	2,564	2,647	2,334	1,778	2,816	11,558	9,575
Shipments:
Concentrate (’000 tonnes)	938	704	869	973	605	3,415	3,151
Pellets (’000 tonnes)	2,704	1,370	3,094	3,612	3,461	9,722	11,537

(a) Rio Tinto increased its shareholding in IOC from 56.1% to 58.7% on 20 December 2002.

The improvement in pellet production seen in the fourth quarter of 2002 resulted from the ongoing focus on operational performance at the mine and pellet plant. Production of concentrate for sale was negatively affected by higher pellet volume and poor weight recovery. Shipments during the fourth quarter were 12% higher than in the corresponding period of 2001 as a result of additional sales to existing customers and new business. Shipments for 2002 were 12% higher than in 2001 primarily because of better market conditions in North America.

Rio Tinto Brasil Limitada

Total production at the Corumbá mine (Rio Tinto 100%) in Corumbá, Mato Grosso do Sul, Brazil.

Corumbá mine
Total iron ore production (’000 tonnes) (a)	164	104	201	282	271	642	858

(a) Production includes by-product fines.

Production increased from 2001 levels due to renegotiation of a contract with a major customer and new market developments.

Robe River Iron Associates

Total production and shipments from the Pannawonica and West Angelas mines (Rio Tinto 53%) in Western Australia.

(100% basis)
Pannawonica mine
Saleable production (’000 tonnes)	8,263	8,206	6,275	8,186	8,639	30,706	31,306
Shipments (’000 tonnes)	7,582	8,334	7,179	8,848	7,612	31,113	31,973
West Angelas mine
Saleable production (’000 tonnes)	—	129	680	1,898	1,847	—	4,554
Shipments (’000 tonnes)	—	—	131	1,777	1,532	—	3,440

Production from Pannawonica was up 6% on the previous quarter, and up 5% compared with the corresponding quarter in 2001. Shipments of Mesa J ore from Pannawonica were down 14% on the abnormally high previous quarter and have returned to a more sustainable level, in line with the comparative 2001 quarter. Production and shipment totals were again boosted in the fourth quarter of 2002 by the West Angelas mine operations.

RIO TINTO QUARTERLY PRODUCTION	Page 17

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

NICKEL

Rio Tinto Brasil Limitada
Total nickel in matte production at the Fortaleza mine (Rio Tinto 100%) in Brazil.

Fortaleza mine
Production (tonnes)	1,984	2,063	1,290	510	2,410	10,170	6,273

Production decreased from 2001 levels due to low ore availability from underground, where poor ground conditions led to an unscheduled shutdown of the mine for four months.

Rio Tinto Zimbabwe
Toll refined metal production at the Empress Nickel refinery (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Empress Nickel refinery
Production (tonnes)	1,591	1,683	1,489	1,761	1,479	6,635	6,412

SALT
Dampier Salt
Total production of salt from Dampier, Lake MacLeod and Port Hedland (a)(Rio Tinto 64.9%) in Western Australia.
(100% basis)
Salt production (’000 tonnes)	2,035	1,699	1,671	1,883	1,933	6,541	7,186

(a) Production from the Port Hedland operation (Dampier Salt 100%) is included with effect from 17 August 2001.

TALC

The Luzenac Group
Total talc production from Luzenac Group operations in Australia (Rio Tinto 100%), Europe (Rio Tinto 99.9%), and North America (Rio Tinto 100%).

(100% basis)
Talc production (’000 tonnes)	316	323	347	341	318	1,268	1,328

TITANIUM DIOXIDE FEESTOCK

Rio Tinto Iron and Titanium
Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.

(Rio Tinto share)
Titanium dioxide feedstock production (’000 tonnes)	341	328	318	309	319	1,427	1,274

Titanium dioxide feedstock production in 2002 was below 2001, as production was curtailed in line with market demand.

RIO TINTO QUARTERLY PRODUCTION	Page 18

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OPERATIONAL DATA

	4Q 2001	1Q 2002	2Q 2002	3Q 2002	4Q 2002	FULL YEAR 2001	FULL YEAR 2002

URANIUM

Energy Resources of Australia Ltd
Total production at the Ranger mine (Rio Tinto 68.4%) in the Northern Territory, Australia.

(100% basis)
Ranger mine
Production (tonnes U3O8)	1,155	951	977	1,130	1,428	4,211	4,486

Rössing Uranium Ltd
Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.

(100% basis)
Production (tonnes U3O8)	674	743	675	846	488	2,640	2,751

ZINC

Norzink AS
Total refined zinc production at the Norzink smelter (Rio Tinto 0%(a)) in Norway.

(100% basis)
Production (’000 tonnes)	—	—	—	—	—	41	—

(a) Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

Zinkgruvan Mining AB
Total production at the Zinkgruvan mine (Rio Tinto 100%) in Sweden.

Ore treated (’000 tonnes)	208	197	188	188	163	807	735
Average ore grades:
Zinc (%)	8.7	6.2	6.1	8.0	8.6	8.4	7.2
Lead (%)	3.7	2.8	3.0	5.3	4.2	3.6	3.8
Silver (g/t)	91	71	69	119	104	84	90
Production of zinc concentrate (’000 tonnes)	30.2	20.0	18.9	24.6	23.3	112.6	86.8
Production of lead concentrate (’000 tonnes)	8.9	7.2	7.2	13.1	8.5	35.0	36.0

Production of metal in concentrates:
Zinc (’000 tonnes)	16.6	11.1	10.4	13.6	12.9	61.8	48.0
Lead (’000 tonnes)	6.1	4.7	4.9	9.2	6.0	24.5	24.7
Silver (’000 ounces)	427	324	302	545	383	1,496	1,554

Although zinc grades improved throughout the year, overall zinc production was below 2001 due mainly to production problems underground. Lead and silver production in 2002 was slightly higher than in 2001.

RIO TINTO QUARTERLY PRODUCTION	Page 19

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EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the quarter ending 31 December 2002 was US$37 million compared with US$42 million in the comparable quarter of 2001. Total expenditure for the twelve months of 2002 was US$127 million, compared with US$130 million in 2001.

Ongoing Programmes

Country	Commodity	Programme Summary

Peru	Copper	Exploration continued at the Marcona project in the vicinity of the known iron oxide copper resource.
USA	Copper	Drilling continued at the Resolution deep porphyry copper project in Arizona.
Iran	Gold	Exploration and metallurgical test work continued on the Dashkasan gold project.
Turkey	Gold	Drilling at the Cöpler gold project continued to obtain significant results.
Africa	Diamonds	Drilling commenced on new kimberlite targets in the south of Botswana. Drilling also continued at Aredor project in Guinea to test a range of kimberlite targets.
Canada	Diamonds	Exploration continued on kimberlite targets in Ontario, Nunavut and on Brodeur Peninsula.
India	Diamonds	Exploration continued on granted reconnaissance permits in Andhra Pradesh and Karnataka.
Australia	Iron Ore	Encouraging new results were obtained from iron ore exploration in the Pilbara region.
Guinea	Iron Ore	Evaluation work continued at the Simandou haematite project. A Convention was signed with the Government of Guinea to cover conditions for future possible development of the deposit.

RIO TINTO QUARTERLY PRODUCTION	Page 20

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INDEX TO OPERATIONAL DATA
		Page			Page

Aluminium			Gold (continued)

Anglesey Aluminium smelter	UK	7	Lihir	Papua New Guinea	13
Comalco:	Aus/NZ	7	Morro do Ouro	Brazil	15
– Bell Bay smelter	Australia	7	Northparkes	Australia	14
– Boké	Guinea	7	Peak	Australia	15
– Boyne Island smelter	Australia	7	Rio Tinto Zimbabwe:		15
– Eurallumina	Italy	7	– Cam Dump	Zimbabwe	15
– Queensland Alumina	Australia	7	– Patchway	Zimbabwe	15
– Tiwai Point smelter	New Zealand	7	– Renco	Zimbabwe	15
– Weipa	Australia	7
			Iron Ore
Borates
			Corumbá	Brazil	17
Boron	US	7	Hamersley:	Australia	17
Tincalayu	Argentina	7	– Brockman	Australia	17
			– Channar	Australia	17
Coal			– Marandoo	Australia	17
			– Mt Tom Price	Australia	17
Coal & Allied:	Australia	8	– Paraburdoo	Australia	17
– Bengalla	Australia	8	– Yandicoogina	Australia	17
– Hunter Valley Operations	Australia	8	Iron Ore Company of Canada	Canada	17
– Mount Thorley	Australia	8	Robe River	Australia	17
– Moura	Australia	8
– Narama	Australia	8	Lead/Zinc
– Ravensworth East	Australia	8
– Warkworth	Australia	8	Kennecott Minerals:	US	12
Kaltim Prima Coal	Indonesia	8	– Greens Creek	US	12
Kennecott Energy & Coal:	US	9	Norzink smelter	Norway	19
– Antelope	US	9	Zinkgruvan	Sweden	19
– Colowyo	US	9
– Cordero Rojo	US	9	Molybdenum
– Decker	US	9
– Jacobs Ranch	US	9	Bingham Canyon	US	13
– Spring Creek	US	9
Pacific Coal:	Australia	9	Nickel
– Blair Athol	Australia	9
– Kestrel	Australia	9	Empress refinery	Zimbabwe	18
– Tarong	Australia	9	Fortaleza	Brazil	18

Copper			Salt

Alumbrera	Argentina	10	Dampier Salt	Australia	18
Escondida	Chile	10
Freeport Copper & Gold:	US	11	Silver
– Grasberg	Indonesia	11
– Atlantic Copper smelter	Spain	11	Bingham Canyon	US	13
Kennecott Utah Copper:	US	13	Escondida	Chile	10
– Bingham Canyon	US	13	Grasberg	Indonesia	11
– Kennecott smelter and refinery	US	13	Greens Creek	US	12
Neves Corvo	Portugal	16	Zinkgruvan	Sweden	19
Northparkes	Australia	14
Palabora mine and smelter	South Africa	14	Talc

Diamonds			Luzenac	Australia/Europe/
				US/Canada	18
Argyle Diamonds	Australia	16
Merlin	Australia	16	Tin

Gold			Neves Corvo	Portugal	16

Alumbrera	Argentina	10	Titanium dioxide feedstock
Escondida	Chile	10
Freeport Copper & Gold:	US	11	QIT mine and smelter	Canada	18
– Grasberg	Indonesia	11	Richards Bay Minerals mine and
Kennecott Utah Copper:	US	13	smelter	South Africa	18
– Barneys Canyon	US	13
– Bingham Canyon	US	13	Uranium
Kelian	Indonesia	11
Kennecott Minerals:	US	12	Energy Resources of Australia	Australia	19
– Cortez/Pipeline	US	12	– Ranger	Australia	19
– Greens Creek	US	12	Palabora	South Africa	19
– Rawhide	US	12	Rössing	Namibia	19

RIO TINTO QUARTERLY PRODUCTION	Page 21